UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tornier N.V.

(Name of Issuer)

Ordinary Shares, par value € 0.03 per share

(Title of Class of Securities)

N87237 108

(CUSIP Number)

Alain Tornier

c/o Tornier N.V.

Fred. Roeskestraat 123

1076 EE Amsterdam, The Netherlands

(+ 31) 20 675-4002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. N87237 108		SCHEDULE 13D

1	Name of Reporting Persons: Alain Tornier

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,953,801 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,953,801 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,953,801(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person: IN

(1)           Consists of:  (a) 354 shares held directly by Mr. Tornier; (b) 358 shares that will be issued within 60 days upon vesting of restricted stock units granted to Mr. Tornier under the Tornier N.V. 2010 Incentive Plan; (c) 3,485,292 shares held by Karenslyst Årgang 2011 XXXVII AS; and (d) 467,797 shares held by Phil Invest ApS.  Phil Invest ApS is an entity controlled by Mr. Tornier.

CUSIP No. N87237 108		SCHEDULE 13D

1	Name of Reporting Persons: Karenslyst Årgang 2011 XXXVII AS

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,485,292

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,485,292

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,292

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%

14	Type of Reporting Person: OO

CUSIP No. N87237 108		SCHEDULE 13D

1	Name of Reporting Persons: KCH Stockholm AB

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,485,292

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,485,292

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,292

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%

14	Type of Reporting Person: OO

(1)           Consists of 3,485,292 shares held by Karenslyst Årgang 2011 XXXVII AS, which is a wholly owned subsidiary of KCH Stockholm AB.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value €0.03 per share, of Tornier N.V., a public company with limited liability incorporated under the laws of The Netherlands (“Tornier”).  The address of the principal executive offices of Tornier is Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.

Item 2.	Identity and Background.

This statement is being filed by Alain Tornier (“Mr. Tornier”), Karenslyst Årgang 2011 XXXVII AS (“Karenslyst”) and KCH Stockholm AB (“KCH”).  Karenslyst is a company with limited liability organized under the laws of Norway, its principal business is holding securities  and its principal business address is c/o Knut Solvang, Postboks 345 Lysaker, N-1326 Lysaker, Norway.  KCH is a company with limited liability organized under the laws of Sweden, its principal business is holding securities and its principal business address is c/o Hamilton Avokatbyra, Box 606, Karlstad V7 65113.  Mr. Tornier owns KCH, and KCH owns Karenslyst.  Each of Mr. Tornier, Karenslyst and KCH is referred to in this Schedule 13D as a “Reporting Person” and collectively, the “Reporting Persons.”

Mr. Tornier is a non-executive director of Tornier and has served as a director since May 1976.  Mr. Tornier assumed a leadership role in Tornier’s predecessor entity in 1976, following the death of his father, René Tornier, the founder of Tornier.  Mr. Tornier later served as President and Chief Executive Officer of Tornier until its acquisition by an investor group in September 2006, when he retired.  Mr. Tornier is a citizen of France.  Mr. Tornier’s address is Via Petrarca 4, 20123 Milan, Italy.

Set forth on Schedule A to this Schedule 13D, which is incorporated herein by reference, is the name of the directors of Karenslyst and KCH along with the present principal occupation or employment of such directors and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each such individual, as of the date hereof to the knowledge of the Reporting Persons. To the knowledge of the Reporting Persons, none of the individuals named on Schedule A to this Schedule 13D own any ordinary shares of Tornier.

During the last five years, none of the Reporting Persons or the individuals listed on Schedule A to this Schedule 13D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 28, 2011, Karenslyst purchased 3,485,292 ordinary shares of Tornier from KCH for a purchase price of USD $17.82 per share, or an aggregate of USD $62.1 million (SEK 432 755 449,59) pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”).  Karenslyst financed the purchase of such shares by issuing a promissory note in the principal amount of SEK 432 755 449,59 (USD $62.1 million) payable to the order of KCH (the “Note”).  A copy of the Share Purchase Agreement is attached to this Schedule 13D as Exhibit 99.2 and is incorporated herein by this reference.  A copy of the Note is attached to this Schedule 13D as Exhibit 99.3 and is incorporated herein by this reference.

Item 4.	Purpose of Transaction.

Karenslyst purchased the 3,485,292 ordinary shares of Tornier from KCH for investment purposes.

Except as otherwise provided in this Item 4 and other than as to matters that Mr. Tornier as a director of Tornier may consider and discuss with other Tornier board members and officers from time to time, the Reporting Persons are not aware of any present plans or proposals, which relate to or would result in:

•      the acquisition by any person of additional securities of Tornier or the disposition of securities of Tornier;

•      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tornier or any of its subsidiaries;

•      a sale or transfer of a material amount of assets of Tornier or any of its subsidiaries;

•      any change in the present board of directors or management of Tornier, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•      any material changes in the present capitalization or dividend policy of Tornier;

•      any other material changes in Tornier’s business or corporate structure;

•      changes in Tornier’s articles of association or instruments corresponding thereto or other actions, which may impede the acquisition of control of Tornier by any person;

•      causing a class of securities of Tornier to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•      a class of equity securities of Tornier becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

•      any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer.

(a)           Amount beneficially owned:  Karenslyst is the record owner of 3,485,292 ordinary shares of Tornier.  KCH owns Karenslyst and thus also beneficially owns the 3,485,292 ordinary shares of Tornier held by Karenslyst.  Mr. Tornier owns KCH and thus also beneficially owns the 3,485,292 ordinary shares of Tornier held by Karenslyst.  Mr. Tornier also beneficially owns an additional 467,797 ordinary shares of Tornier held by Phil Invest ApS and is the record owner of 354 ordinary shares of Tornier.  Mr. Tornier also beneficially owns an additional 358 ordinary shares of Tornier that will be issued within 60 days upon vesting of restricted stock units granted to Mr. Tornier under the Tornier N.V. 2010 Incentive Plan.  In total, Mr. Tornier beneficially owns an aggregate of 3,953,801 ordinary shares of Tornier.

Percent of class:  Karenslyst and KCH: 8.9%, as of November 28, 2011; and Mr. Tornier:  10.1%.  The foregoing percentages are calculated based on 39,263,154 ordinary shares of Tornier outstanding as of November 10, 2011, as reflected in Tornier’s quarterly report on Form 10-Q for the fiscal quarter ended October 2, 2011.

(b)           Number of shares as to which each of Karenslyst and KCH has:

(i)	Sole power to vote or to direct the vote	3,485,292

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	3,485,292

(iv)	Shared power to dispose or to direct the disposition of	0

Number of shares as to which Mr. Tornier has:

(i)	Sole power to vote or to direct the vote	3,953,801

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	3,953,801

(iv)	Shared power to dispose or to direct the disposition of	0

(c)           Other than: (i) the purchase of 3,485,292 ordinary shares of Tornier by Karenslyst from KCH on November 28, 2011 for a purchase price of USD $17.82 per share; and (ii) the withholding by Tornier of 4 ordinary shares upon the vesting of a restricted stock unit held by Mr. Tornier on September 30, 2011 representing a purchase price of USD $20.49 as of such date, none of the Reporting Persons has effected any transactions in Tornier ordinary shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 28, 2011, Karenslyst purchased 3,485,292 ordinary shares of Tornier from KCH for a purchase price of USD $17.82 per share, or an aggregate of USD $62.1 million (SEK 432 755 449,59) pursuant to a Share Purchase Agreement.  Karenslyst financed the purchase of such shares by issuing a promissory note in the principal amount of SEK 432 755 449,59 (USD $62.1 million) payable to the order of KCH.  A copy of the Share Purchase Agreement is attached to this Schedule 13D as Exhibit 99.2 and is incorporated herein by this reference.  A copy of the Note is attached to this Schedule 13D as Exhibit 99.3 and is incorporated herein by this reference.

Mr. Tornier and KCH are parties to that certain Securityholders’ Agreement dated July 18, 2006 by and among the parties listed on Schedule I thereto, as amended on August 27, 2010.  A copy of the Securityholders’ Agreement is attached to this Schedule 13D as Exhibit 99.4 and is incorporated herein by this reference.  A copy of the amendment to the Securityholders’ Agreement is attached to this Schedule 13D as Exhibit 99.5 and is incorporated herein by this reference.

As a non-executive director of Tornier, Mr. Tornier receives stock options and restricted stock units on an annual basis in consideration for his services as a director.  In addition, Mr. Tornier has elected to receive all of his annual cash retainers from Tornier in the form of restricted stock units.  Accordingly, Mr. Tornier holds a stock option to purchase 7,800 ordinary shares of Tornier common stock at an exercise price of USD $25.20 per share, which stock option vests or becomes exercisable in three annual installments, on the one-year, two-year and three-year anniversaries of May 12, 2011 and expires on May 12, 2021, and restricted stock units representing an aggregate of 4,044 ordinary shares of Tornier, which restricted stock units vest or become issuable on an annual basis or a quarterly basis.  A copy of the form of option certificate and a copy of the form of stock grant certificate representing such stock options and restricted stock units are attached to this Schedule 13D as Exhibit 99.6 and Exhibit 99.7, respectively, and are incorporated herein by this reference.

Except as described herein, there are no other contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of Tornier.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated December 8, 2011 by and among the Reporting Persons (filed herewith).

99.2	Share Purchase Agreement, dated November 28, 2011, by and between KCH Stockholm AB and Karenslyst Årgang 2011 XXXVII AS (filed herewith).

99.3	Promissory Note, dated November 28, 2011, by Karenslyst Årgang 2011 XXXVII AS made payable to KCH Stockholm AB (filed herewith).

99.4

Securityholders’ Agreement, dated July 18, 2006, by and among the parties listed on Schedule I thereto, KCH Stockholm AB, Alain Tornier, Warburg Pincus (Bermuda) Private Equity IX, L.P., TMG B.V. (predecessor to Tornier B.V.) (incorporated by reference to Exhibit 10.28 to Tornier’s Amendment No. 3 to Registration Statement on Form S-1 (Reg. No. 333-167370)).

99.5

Amendment to the Securityholders’ Agreement, dated August 27, 2010, by and among the securityholders on Schedule I thereto and Tornier B.V. (predecessor to Tornier N.V.) (incorporated by reference to Exhibit 10.37 to Tornier’s Amendment No. 3 to Registration Statement on Form S-1 (Reg. No. 333-167370)).

99.6

Form of Option Certificate Representing Option Grant Under the Tornier N.V. 2010 Incentive Plan (incorporated by reference to Exhibit 10.3 to Tornier’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2011) (File No. 001-35065).

99.7

Form of Stock Grant Certificate Representing Stock Grant Under the Tornier N.V. 2010 Incentive Plan (incorporated by reference to Exhibit 10.4 to Tornier’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2011) (File No. 001-35065).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 8, 2011.

/s/ Alain Tornier
Alain Tornier

KARENSLYST ÅRGANG 2011 XXXVII AS

	By:	/s/ Knut Solvang
Knut Solvang
	Its:	Director

KCH STOCKHOLM AB

	By:	/s/ Carl-Henry Salomonsson
Carl-Henry Salomonsson
	Its:	Director

Schedule A

The name, present principal occupation or employment and country of citizenship of each director and executive officer of Karenslyst and KCH are set forth below.   None of the individuals named below own any ordinary shares of Tornier.

Director of Karenslyst Årgang 2011 XXXVII AS

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Knut Solvang, director	Furulundsveien 1d Oslo Norway 0282	Norway

Directors of KCH Stockholm AB

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Carl-Henry Salomonsson, director	Floragatan 8 S-662 33 Amal Sweden	Sweden
Hans Peter Jörin, director	Hofstrasse 56 c Zug Switzerland 6300	Switzerland

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Joint Filing Agreement, dated December 8, 2011 by and among the Reporting Persons	Filed herewith

99.2	Share Purchase Agreement, dated November 28, 2011, by and between KCH Stockholm AB and Karenslyst Årgang 2011 XXXVII AS	Filed herewith

99.3	Promissory Note, dated November 28, 2011 by Karenslyst Årgang 2011 XXXVII AS made payable to KCH Stockholm AB	Filed herewith

99.4

Securityholders’ Agreement, dated July 18, 2006, by and among the parties listed on Schedule I thereto, KCH Stockholm AB, Alain Tornier, Warburg Pincus (Bermuda) Private Equity IX, L.P., TMG B.V. (predecessor to Tornier B.V.)

Incorporated by reference to Exhibit 10.28 to Tornier’s Amendment No. 3 to Registration Statement on Form S-1 (Reg. No. 333-167370)

99.5	Amendment to the Securityholders’ Agreement, dated August 27, 2010, by and among the securityholders on Schedule I thereto and Tornier B.V. (predecessor to Tornier N.V.)	Incorporated by reference to Exhibit 10.37 to Tornier’s Amendment No. 3 to Registration Statement on Form S-1 (Reg. No. 333-167370)

99.6	Form of Option Certificate Representing Option Grant Under the Tornier N.V. 2010 Incentive Plan	Incorporated by reference to Exhibit 10.3 to Tornier’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2011 (File No. 001-35065)

99.7	Form of Stock Grant Certificate Representing Stock Grant Under the Tornier N.V. 2010 Incentive Plan	Incorporated by reference to Exhibit 10.4 to Tornier’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2011 (File No. 001-35065)